Exhibit 99.114

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD EXTENDS MINERALIZED SYSTEM AT BELL CREEK BY
MINIMUM 300 METRES, PRESENCE OF HIGH-GRADE CORE CONFIRMED

•                  BC-10-94C intersects 7.26 gpt over 30.80m, within a broader envelope of 5.85 gpt over 42.20m, and 6.64 gpt over 9.80m, BC-10-94A intersects 22.06 gpt over 4.10m, including 52.80 gpt over 1.50m, 5.83 gpt over 2.20m and 5.59 gpt over 1.50m, S-10-11B intersects 5.06 gpt over 4.50m and BC-10-92 intersects 22.60 gpt over 0.30m (with visible gold or “VG”).

•                 Mineralized system extended by a minimum of 300 metres down plunge from previous deepest holes to 1,400 metres below surface.

•                 Presence of high-grade core confirmed below 850 metre level.

•                  BC-09-24H intersects 9.54 gpt over 3.70m within envelope of 4.13 gpt over 15.50m and 715.00 gpt over 0.30m (with VG) at the east limit of previous drilling near the 800 metre level.

•                  BC-09-53D intersects 7.24 gpt over 3.30m and 5.79 gpt over 4.70m, BC-10-91 intersects 5.27 gpt over 6.80m, BC-09-64 intersects 6.53 gpt over 2.70m, BC-09-71B intersects 5.27 gpt over 3.40m and BC-09-73 intersects 5.19 gpt over 2.10m in new areas between 400 metres and 1,100 metres below surface.

•                  BC-10-95 intersects 11.80 gpt over 0.30m and 6.56 gpt over 0.60m 200 metres west of mine workings near the 500 metre level.

Toronto, Ontario (September 30, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from an additional 15 new holes and 15 wedge holes (20,239 metres) from drilling at the Bell Creek Mine. The Bell Creek Mine is located approximately 20 kms east of Timmins and is the site of a significant advanced stage exploration and development program through which the Company is working towards putting a second mining complex into production in the Timmins Camp. The purpose of the new drilling was to confirm and expand the recently defined mineralization extending below the Bell Creek Mine as part of a work program to complete a first National Instrument (“NI”) 43-101 resource estimate for the property.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are extremely pleased with these new drill results from the Bell Creek Project. The deep intersections reported today extend the new gold system at Bell Creek to depth and confirm the potential for thick and continuous zones of mineralization which will have a very positive effect on the new NI 43-101 report we are working on for release during the fourth quarter of this year. The greater than normal thickness of these zones suggests the possibility to implement lower cost bulk mining methods for at least portions of the mine plan. These results add a new dimension to the Bell Creek Project and we are looking forward to completing additional holes to expand these zones further and eventually bring the Bell Creek Mine into production.”

Significant results of the program include a minimum 300 metre extension of the mineralized system at Bell Creek to a vertical depth of 1,400 metres. The results also confirm the presence of a thick, higher-grade core to the mineralization below the 850 metre level as well as its extension by a minimum of 80 metres. Among holes released: BC-10-94C intersected 7.26 gpt over 30.80m, within a broader envelope of 5.85 gpt over 42.20m, and 6.64 gpt over 9.80m, and BC-10-94A, which intersected 22.06 gpt over 4.10m, including 52.80 gpt over 1.50m, 5.83 gpt over 2.20m and 5.59 gpt over 1.50m. BC-10-94A is located approximately 80 metres below previously released BC-09-53B, which intersected 8.99 gpt over 7.00m, 3.12 gpt over 24.30m, 14.63 gpt over 1.30m and 7.71 gpt over 1.00m, 180 metres below previously reported BC-09-53, which intersected 12.67 gpt over 14.40m and 200 meters southwest of previously reported BC-09-24B, which intersected 11.09 gpt over 13.75m (see previously issued press releases dated October 1, 2009 and July 21, 2009, respectively). Further review of assay data from the above two holes suggests BC-09-53 could have been reported as 6.65 gpt over 31.75 m, including 12.67 gpt over 14.40m, and that BC-09-24B could have been reported as 6.68 gpt over 24.70m, including 11.09 gpt over 13.75m, had a bulk mining concept been applied.

Mineralization observed in the new holes is closely associated with increased carbonate-sericite alteration, minor quartz veining and up to 15 % pyrite contained within a broad zone of hydrothermal alteration measuring up to 100 metres in width. The thick high-grade core zone has now been tested by a minimum of 6 holes covering a total strike length and vertical height of 200 metres by 150 metres, respectively. Intersections from holes within the core zone consist of multiple zones of mineralization which can vary in terms of number and thickness from hole to hole with most holes in this core containing a total thickness of mineralization exceeding 25 metres. The new intersection in BC-10-94C, which contains a total of 53 metres of significant mineralization in two zones, represents the thickest and deepest from the high-grade core zone to date. The overall plunge of the mineralized system appears to be moderately to the east and the plunge for the high-grade core either vertical or slightly west, where little to no past drilling has been done.

Hole S-10-11B intersected the mineralized system 120 metres deeper and southeast of BC-09-94C and contained 19 occurrences of fine VG within well bleached and altered volcanics. S-10-11B reported weaker and narrower values than BC-09-94C suggesting that S-10-11B may have been over the main plunge line for the thick, high-grade core zone.

Additional results from the program included encouraging results from BC-09-24H and BC-10-95. Hole BC-09-24H tested the mineralized system at the east limit of previous drilling near the 800 Level and intersected 9.54 gpt over 3.70m within an envelope of 4.13 gpt over 15.50m and 715.00 gpt over 0.30m (with VG). The area east of BC-09-24H is untested. BC-10-95 tested the area approximately 200 metres west of the mine workings which is also largely untested and intersected 11.80 gpt over 0.30m and 6.56 gpt over 0.60m.

Results were also received from several holes drilled between the 400 metre and the 1,000 metre levels to evaluate large gaps in previous drilling and help solidify the overall geological model for the new NI 43-101 resource report. Results of these holes are considered positive and confirm the overall width and continuity of mineralization between previous wider spaced holes. Significant intersections received were 7.24 gpt over 3.30m and 5.79 gpt over 4.70m from BC-09-53D, 5.27 gpt over 6.80m from BC-10-91, 6.53 gpt over 2.70m from BC-09-64, 5.27 gpt over 3.40m from BC-09-71B and 5.19 gpt over 2.10m from BC-09-73.

Drilling is continuing at Bell Creek with five surface drill rigs and two underground drill rigs with a focus on additional infill and expansion drilling. Work is also continuing on a new NI 43-101 report for the property, including a first NI 43-101 compliant resource estimate containing all recent drilling.

Quality Control

The Company’s Qualified Persons (“QP”) for Bell Creek surface exploration are Stephen Conquer, P.Geo. and Keith Green, P.Geo. As QP’s, they have prepared or supervised the preparation of the scientific or technical information for this phase of the surface exploration and verified the data disclosed in this press release. Both Mr. Conquer and Mr. Green are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed at ALS Chemex using a standard fire assay with a 30g aliquot and an AA finish. Samples with assay results above 3.0 gpt are re-analyzed using a gravimetric finish. Any intervals showing visible gold (“VG”) as well as select intersections, based upon visual inspection of the core, are sometimes analyzed using the pulp metallic method. NQ size drill core is saw cut, and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently in pre-production development at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property, as part of an underground advanced exploration program, through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Bell Creek Property - Significant Assay Results

Hole	From	To	Length	Assay
Number	(m)	(m)	(m)	(gpt)	Comments
BC-09-24G	867.00	867.50	0.50	22.30
BC-09-24H	1,043.00	1,058.50	15.50	4.13	VG at 845.3m, 1,054.2m, 1,055.0m, 1,064.0m
includes	1,054.80	1,058.50	3.70	9.54
	1,063.80	1,064.10	0.30	715.00
BC-09-53D	1,164.70	1,168.00	3.30	7.24
includes	1,166.40	1,167.00	0.60	34.20
	1,207.30	1,212.00	4.70	5.79
includes	1,211.50	1,212.00	0.50	16.75
	1,216.10	1,216.50	0.40	3.93
	1,263.20	1,263.50	0.30	6.94
BC-09-53E	1,180.00	1,180.50	0.50	3.28
	1,222.90	1,227.10	4.20	4.45
includes	1,226.60	1,227.10	0.50	12.25
BC-09-53F	906.00	906.30	0.30	33.00
BC-09-53G	1,130.40	1,131.20	0.80	5.38
BC-09-64	503.90	506.60	2.70	6.53
includes	505.10	506.10	1.00	11.75
	580.10	580.80	0.70	3.61
	628.20	628.80	0.60	10.45
BC-09-67	147.00	147.70	0.70	3.93
	182.70	183.00	0.30	5.32
	634.50	636.30	1.80	3.33
includes	634.50	635.00	0.50	6.60
	668.70	670.40	1.70	4.46
BC-09-69	919.30	919.70	0.40	4.90
	984.45	990.90	6.45	2.09
includes	984.45	986.50	2.05	3.48
	1,001.00	1,001.30	0.30	3.43
	1,006.50	1,010.00	3.50	2.71
includes	1,009.00	1,010.00	1.00	4.75
	1,133.30	1,134.40	1.10	3.46
BC-09-71	594.80	595.10	0.30	15.15
	1,018.00	1,018.30	0.30	114.50
	1,123.30	1,123.80	0.50	6.21
	1,158.60	1,159.40	0.80	4.47
BC-09-71B	1,012.00	1,012.30	0.30	4.88
	1,054.00	1,057.40	3.40	5.27
	1,077.30	1,082.50	5.20	3.05
includes	1,077.30	1,077.70	0.40	12.60
	1,127.30	1,127.70	0.40	4.29
	1,128.90	1,129.30	0.40	3.66
	1,133.40	1,134.40	1.00	6.95
BC-09-73	782.90	785.00	2.10	5.19
BC-09-77	646.60	647.00	0.40	9.09
	675.30	676.30	1.00	12.30
	683.10	684.00	0.90	6.43

Bell Creek Property - Significant Assay Results

Hole	From	To	Length	Assay
Number	(m)	(m)	(m)	(gpt)	Comments
BC-09-79	645.30	646.40	1.10	4.73
	768.80	769.20	0.40	7.75
BC-10-91	291.40	292.00	0.60	5.29	VG at 914.5m
	814.60	821.40	6.80	5.27
includes	821.00	821.40	0.40	30.50
	865.40	866.00	0.60	6.61
	868.00	868.30	0.30	4.07
	914.00	914.60	0.60	10.62
BC-10-92	277.00	277.50	0.50	9.38	VG at 277.3m, 281.4m, 541.3m,
	329.70	330.40	0.70	3.17	659.7m, 1834.0m, 1839.3m
	541.00	541.50	0.50	123.00
	1,833.70	1,834.00	0.30	22.60
BC-10-94A	1,313.10	1,317.20	4.10	22.06	Additional results are pending for the
includes	1,315.70	1,317.20	1.50	52.80	target horizon for BC-10-94A
	1,436.00	1,436.30	0.30	4.20
	1,447.30	1,449.50	2.20	5.83
	1,466.70	1,468.20	1.50	5.59
BC-10-94C	1,367.30	1,409.50	42.20	5.85	VG at 1,369.3m, 1,372.3m
includes	1,378.70	1,409.50	30.80	7.26
includes	1,380.20	1,391.10	10.90	12.59
	1,433.90	1,443.70	9.80	6.64
includes	1,440.35	1,443.70	3.35	11.09
	1,447.63	1,448.10	0.47	6.68
	1,452.40	1,452.80	0.40	8.72
	1,460.70	1,461.70	1.00	3.54
BC-10-95	851.50	852.10	0.60	6.56	VG at 50.3m, 494.0m, 565.3m, 678.3m,
	861.00	861.30	0.30	11.80	683.8m, 831.3m, 861.1m
S-09-07C	1,295.00	1,297.40	2.40	4.51
	1,306.50	1,307.30	0.80	8.86
	1,334.50	1,339.00	4.50	4.67
includes	1,334.50	1,336.00	1.50	8.90
	1,372.00	1,372.50	0.50	3.58
S-09-07E	1,271.00	1,272.00	1.00	3.90
	1,315.00	1,317.30	2.30	4.21
S-10-11B	1,538.50	1,539.50	1.00	4.45	VG at 1,501.8m, 1,502.6m, 1,502.8m,
	1,615.50	1,620.00	4.50	5.06	1,508.5m, 1,511.4m, 1,511.5m, 1,512.5m,
includes	1,616.00	1,616.30	0.30	20.50	1,513.0m, 1,513.6m, 1,514.15m, 1,567.0m,
					1,597.8m 1,615.5m, 1,615.6m, 1,615.7m
					1,616.5m, 1,618.1m, 1,618.2m, 1,619.2m
S-10-12	1,207.10	1,208.00	0.90	3.22
	1,267.10	1,268.10	1.00	5.49
	1,356.40	1,357.00	0.60	3.24

Notes:

1) BC-09-54, BC-09-55, BC-09-93, BC-10-94, BC-10-94B, S-09-07D, S-10-11, S-10-11A did not return any significant results.

2) Results being reported for BC-09-69 & BC-09-77 are in addition to results reported in an earlier release.

3) BC-09-24G, BC-10-90, BC-10-93, BC-10-94, BC-10-94B, S-09-07D, S-10-11, S-10-11A, S-10-12 were abandoned before reaching target depths for technical reasons.

4) BC-09-80 to BC-09-83 and BC-10-84 to BC-10-89 were drilled for geotechnical purposes and are not included in this release.

5) True widths are not reported at this time.

6) Assay results are reported uncut.

Figure 1. Plan View

N
Marlhill Mine
NORTH "A" ZONE
BELL CREEK WEST ZONE
BC-10-91
5.27 /6.80
6.61 /0.60
10.62 /0.60
BC-10-95
6.56 /0.60
11.80 /0.30
BC-09-53D
7.24 /3.30
5.79 /4.70
BC-09-24H
4.13 /15.50
incl. 9.54 /3.70
715.00 /0.30
BC-10-94A
22.06 /4.10
incl. 52.80 /1.50
5.83 /2.20
5.59 /1.50
MARLHILL PROPERTY
Shaft
Bell Creek Mine & Mill Site
BC-10-94C
5.85 /42.20
incl. 7.26 /30.80
6.64 /9.80
incl. 11.09 /3.35
8.72 /0.40
S-10-11B
4.45 /1.00
5.06 /4.50
incl. 20.50 /0.30
BC-09-77
BC-09-79
BC-09-64
BC-09-67
BC-09-73
BC-10-95
BC-10-91
BC-09-69
Fault
BELL CREEK PROPERTY
BC-09-71
BC-09-53D-G
BC-09-24G,24H
BC-10-90
BC-10-94,94A,94C
S-09-07
SCHUMACHER PROPERTY
VOGEL PROPERTY
WETMORE PROPERTY
S-10-11,11B
WETMORE EAST ZONE
BC-10-92
Legend
Newly Released Assay Results
Lake Shore Gold Corp. Current Diamond Drill Hole Collars
Lake Shore Gold Corp. Previous Diamond Drill Hole Collars
Mine workings
Main Bell Creek Mill building
Mineralized Zone
Ultramafic Volcanics
Mafic Volcanic
Clastic Sediments
Composite values: gpt Au over metres
0
250
500
Meters
4800
5200
5600
6000
6400
6800
7200
7600
6000
5600
5200
4800
4400

Figure 2. 3D View

3D View of Bell Creek High Grade Core Looking Southwest
Bell Creek Mine
Recent and Planned Development
Legend
North A Zone
Previously Released North A intersections
Current Release 5.85 /42.20 gpt Au over meters
Previous Release 6.65 /31.75 gpt Au over meters
Enlarged Area - High Grade Core
BC-09-24B 6.68 /24.70 incl. 11.09 /13.75 3.81 /1.60 5.38 /1.00
BC-09-53A 8.19 /1.80 3.80 /2.20 5.13 /26.40 7.38 /4.50
BC-09-53 6.65 /31.75 incl. 12.67 /14.40 5.20 1.05 4.53 /2.50 4.99 /2.00
BC-09-53D 7.24 /3.30 5.79 /4.70 6.94 /0.30
BC-09-53B 14.63 /1.30 3.12 /24.30 8.99 /7.00 7.71 /1.00
BC-10-94C 5.85 /42.20 incl. 7.26 /30.80 6.64 /9.80 8.72 /0.40
1100m Level
S-10-11B 4.45 /1.00 5.06 /4.50 incl. 20.50 /0.30
BC-10-94A 22.06 /4.10 incl. 52.80 /1.50 5.83 /2.20 5.59 /1.50
Down Plunge Potential